Exhibit 99.1

ENTRÉE GOLD WELCOMES SIGNING OF US$4.4 BILLION PROJECT FINANCE FACILITY FOR UNDERGROUND DEVELOPMENT AT OYU TOLGOI
Vancouver, B.C., December 15, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") welcomes today's announcement by its joint venture partner, Oyu Tolgoi LLC ("OTLLC"), that it has signed a US$4.4 billion finance facility for underground mine development at the Oyu Tolgoi project.  The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.
Stephen Scott, CEO of Entrée stated:  "This financing package is the next critical step towards the restart of underground development, which could happen as early as mid-2016.  By committing to fund an aggregate US$4.4 billion, with provision for up to US$6 billion, the international financial community has signaled its ongoing confidence in the tremendous potential of the Oyu Tolgoi project and Mongolia. A project of this magnitude has the ability to positively impact the Mongolian economy and bring substantial benefits to its people, as well as other Oyu Tolgoi stakeholders, for decades to come. From Entrée's perspective, it is very exciting to be on the cusp of development of the Oyu Tolgoi block cave mining operation, which includes the Entrée-OTLLC joint venture's Hugo North Extension deposit."
Entrée has a 20% carried interest in the Hugo North Extension and Heruga deposits, which are included in the 12 kilometre-long Oyu Tolgoi series of copper-gold-molybdenum deposits.
Under the terms of the Entrée-OTLLC joint venture, Entrée is only responsible for 20% of joint venture costs incurred on the joint venture property.  Entrée has elected to have OTLLC finance its share of joint venture costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less.  Debt repayment may be made in whole or in part from 90% of Entrée's share of monthly available cash flow.
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.  Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
 Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws.
Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; the potential funding and development of various phases of the Oyu Tolgoi underground mine; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the adherence to and implementation of the Oyu Tolgoi Underground Mine Development and Financing Plan ("Mine Plan") by the parties to the Mine Plan; the ability and timing of Turquoise Hill and Rio Tinto to complete Oyu Tolgoi project financing and/or secure other financing on acceptable terms; timing and cost of the construction and expansion of Oyu Tolgoi underground mining and processing facilities; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding matters with the Government of Mongolia; the approval of the underground feasibility study by OTLLC's shareholders; delays, and the costs which result from delays, in the development of the Oyu Tolgoi underground mine; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2014, dated March 30, 2015 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.